News release via Canada NewsWire, Vancouver 604-669-7764

          Attention Business Editors:
          Titan Trading Announces Appointment of Deloitte & Touche as Auditor

          VANCOUVER, Feb. 27 /CNW/ - Titan Trading Analytics (TTA:TSX-VEN; TITAF: OTC-BB) is pleased to announce the appointment of Deloitte & Touche, Chartered Accountants, as Auditor in replacement of Collins Barrow, Chartered Accountants.

          Collins Barrow resigned as Auditor due to its decision not to register with the Public Company Accounting Oversight Board, created by the Sarbanes- Oxley Act of 2002. Registration with this regulatory body is now required of all accounting firms that plan to audit public companies filing Forms 10-K, 10- KSB and 20-F.

          Deloitte & Touche Canada is a member firm of DeloitteToucheTohmatsu, the "Big Four" international accounting group.

          The audit reports of Collins Barrow, Chartered Accountants, on the Company's financial statements for the last two fiscal years ended October 31, 2002 and 2001 did not contain an adverse disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles.

          On behalf of the Board
           "Dr. Ken Powell"
           Chairman and President

          THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE CONTENTS AND HAS NEITHER APPROVED NOR DISAPPROVED OF THE CONTENT OF THIS RELEASE. THE COMPANY RELIES ON LITIGATION PROTECTION FOR FORWARD-LOOKING STATEMENTS.

          %SEDAR: 00003162E

          /For further information: please contact Jim Porter, Chief Financial Officer and Director at (604) 681-6638 or jporter(at)titantrading.com; Also see http://www.titantrading.com/
          (TTA. TITAF)

CO: Titan Trading Analytics Inc.

CNW 11:16e 27-FEB-04